EXHIBIT 99.1

Foremost Clean Energy Completes Highly Successful Exploration Drill Program at Hatchet Uranium Property and Provides Corporate Update

Highlights include:

  Anomalous radioactivity was detected in 6 out of 10 completed drill holes, assay results are pending
  At Tuning Fork, identification of an extensive hydrothermal system, strong alteration halo, and anomalous radioactivity surrounding drill hole TF-25-16
  At Richardson, uranium mineralization was extended 50-metres along the Richardson conductor in drill hole RL-25-32 confirming system’s growth potential

VANCOUVER, British Columbia, May 15, 2025 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost” or the “Company”) completed a highly successful maiden winter drill program at the Hatchet Lake Uranium Property ("Hatchet"), which is located in the world-renowned Athabasca Basin region of northern Saskatchewan (Figure 1). The diamond drill program, originally planned as an 8-hole ~2,000 metre program, increased to 10-holes for over 2,400 metres following positive preliminary results from drill hole TF-25-16 – which discovered a new area of uranium mineralization highlighted by a mineralized interval of 0.10% eU3O8 over 6.5m, including 0.22% eU3O8 over 0.9m, within a 15m wide zone of alteration. Anomalous radioactivity was detected directly above and/or below the unconformity in six of the ten drill holes completed as part of the drill program: RL-25-32, TF-25-13, TF-25-16, TF-25-17, TF-25-18, and TF-25-19. Samples from the mineralized intersections in these drill holes have been submitted for assay and results are pending.

A notable highlight from the completion of the drill program was the 50 metre extension of previous mineralization along the Richardson conductor with drill hole RL-25-32, which returned two discrete mineralized intervals, as summarized in Table 1.

Table 1 – Drill Hole RL-25-32 – Downhole Gamma Probe Highlights

From (m)	To (m)	Length (m) (1)	eU3O8 (%)(2)
89.94	90.14	0.2	0.082
239.54	239.74	0.2	0.077

(1) Final depth measurements and true thickness have not yet been determined
(2) Composited at a 0.05% eU3O8 cut-off

Jason Barnard, Foremost’s President and CEO commented, “Our immediate success at Hatchet is attributable to Foremost’s unique collaboration with Denison Mines Corp. (“Denison”), where Denison’s extensive historic work on the property has identified several prospective structural settings for the potential discovery of uranium mineralization. We are particularly excited about the result from drill hole TF-25-16, which was the first hole completed in a 600-meter gap in an under-explored target area, resulting in the discovery of a new area of uranium mineralized. Based on follow up drilling in this area we are seeing strong radioactivity within graphitic shear zones, classic Athabasca-style clay alteration, and evidence of multiple mineralization events – making this an exciting new discovery with many of the hallmarks of a high-grade unconformity system that is open in every direction.”

“For our shareholders, these results validate our strategy and speak to the potential of Foremost’s ten uranium exploration properties under option from Denison: leveraging our strategic collaboration with Denison to make high-impact discoveries in one of the world's premier uranium districts. As we await assays from Hatchet and plan further follow-up drilling, we're equally excited to be able to apply the same exploration model across our portfolio, including expected upcoming drill programs at CLK and Murphy Lake South.”

Figure 1 – Hatchet Lake location and overview map

Tuning Fork

Figure 2 – Tuning Fork Claim Block - 2025 drill hole locations and historical results.

Two drill holes were completed for initial follow up of the mineralization discovered in TF-25-16 – with TF-25-17 & TF-25-18 drilled off the same pad location as TF-25-16 and designed to examine the up-dip and down-dip extension of the mineralization intersected in TF-25-16. Two additional drill holes, TF-25-19 & TF-25-20, were completed to target the conductor axis 40-metres and 60-metres NE and SW, respectively, to test the along strike extension of the mineralization encountered in TF-25-16 (Figure 2). Extensive hydrothermal alteration (clay, hematite, and chlorite) was encountered with elevated radioactivity near the unconformity in each of the follow up drill holes, except for TF-25-20. These alteration markers are potentially indicative of a significant hydrothermal system, and when combined with confirmed uranium mineralization near major structural boundaries, represent one of the most reliable indicators of a high-potential area for follow-up.

Richardson

Figure 3 – Richardson Claim Block - 2025 drill hole locations and historical results.

The mineralization discovered in RL-25-32, at an approximate depth of 90 metres, is interpreted to be an extension of the mineralization intersected by RL-24-29 in 2024 (Figure 3). The second mineralized interval in RL-25-32, intersected mineralization at a depth of approximately 240 metres, which represents a new horizon for mineralization on the Richardson conductor, as previous drilling was generally aimed at shallow targets. Overall, the confirmation of mineralization along strike and the discovery of a new mineralized interval at depth is highly encouraging for the Richardson trend and suggests that there may be potential to discover additional mineralization along trend at depth, which is largely untested by historical drilling. Numerous additional target locations have been identified on the Richardson trend and warrant future drill testing.

Samples from drill core were collected during the drill program and shipped to SRC Geoanalytical Labs (“SRC”) and all applicable Portable Infrared Mineral Analyzer (“PIMA”) samples have been shipped to Rekasa Rocks Inc. to analyze and determine clay species. Assays are currently undergoing analysis and will be announced by news release upon completion, expected in the coming weeks.

Planned Follow-Up Exploration at Hatchet Lake

Work in 2025 will focus on integrating newly acquired geochemical, structural, and geological data to refine vectors toward the potential source of the recently discovered mineralization. Ground geophysics is currently being evaluated to help de-risk future drilling by delineating key structures and alteration zones identified in the latest campaign.

A winter 2025–2026 drill program is being planned to test newly defined anomalies and advance the geological understanding of the mineralization intersected in drillhole TF-25-16. Conducting the program during the winter season will enable drilling of high priority targets accessible by drilling from frozen lake surfaces. Additional follow-up exploration is scheduled across the broader Hatchet Lake property during this period, positioning the project for its next phase of discovery and development.

Technical Advisor Appointment

Foremost is pleased to report the appointment of Chad Sorba, Denison’s Vice President of Technical Services & Project Evaluation, as Technical Advisor to the Company pursuant to the transaction announced with Denison in 2024. Mr. Sorba is a Professional Geologist (P. Geo) with nearly two decades of experience in Canadian and international uranium exploration, evaluation, and development, and serves as Denison’s Qualified Person pursuant to NI 43-101. During his tenure at Denison, he has led various projects, including Denison’s flagship Wheeler River project, from discovery through to various levels of technical assessments, and evaluated numerous uranium projects for their economic potential, supporting several of Denison’s past asset acquisitions.

Mr. Sorba is a key technical leader of the Denison team that is pioneering the use of the In-Situ Recovery (“ISR”) mining method at certain high-grade uranium deposits in Saskatchewan, including involvement in the design and implementation of the first-of-its-kind ISR feasibility field test, which was successfully completed at Denison’s Phoenix deposit. He was a critical member of the discovery team for both of Denison’s Phoenix and Gryphon uranium deposits and brings a wealth of Athabasca-focused expertise in uranium exploration to Foremost.

Mr. Sorba’s advisory role reinforces Foremost’s commitment to technical excellence, disciplined project development, and value-driven growth in the uranium sector. This collaboration aligns with the Company’s strategy to leverage world-class expertise as it progresses its exploration and development objectives.

Sampling, Analytical Methods and QA/QC Protocols

Following the completion of a drill hole, the hole is radiometrically logged using a downhole gamma probe, which collects readings of radioactivity every 0.1m along the length of the drill hole. Probe results are then calibrated using an algorithm calculated from the comparison of probe results against a geochemical reference. The gamma-log results provide an immediate radiometric equivalent uranium value (eU3O8%) for the hole, which, except in very high-grade zones, is reasonably accurate.

The downhole gamma probe data detailed in this news release was measured using a QL40-GR Natural Gamma probe from Mount Sopris that was calibrated on February 27, 2025, at the Grand Junction, CO, calibration test pits. Downhole measurements were taken at 0.10m intervals from the top of hole and depth corrected to the handheld RS-125 scintillometer, which was used to determine radioactivity of the core. Final depth measurements and true thickness have not yet been determined.

Where core has been recovered, sampling over mineralized interval is standardized 0.5m samples, except over intervals of strongly elevated radioactivity where select samples between 0.10 & 0.25m were collected. This includes shoulder samples 1m above and below the elevated zone. These select samples were split in half, with one kept in the core box and the other shipped to SRC for sample preparation and analysis. SRC is an independent laboratory with ISO/IEC 17025: 2005 accreditation for the relevant procedures. Control samples are implemented at a frequency of ~5%.

PIMA samples were taken systematically every 10m with increased sample density around strong alteration. Samples were dried and placed into Ziplock bags in preparation for shipping to Rekasa Rocks Inc. PIMA samples are used to identify the different clay species present in the sample to identify clay minerals that can assist in the identification of a potential hydrothermal source.

Qualified Person

The technical content of this news release has been reviewed and approved by Jordan Pearson, P. Geo., Project Geologist for Dahrouge Geological Consulting Ltd., and a Qualified Person under National Instrument 43-101, who has prepared and reviewed the content of this press release.

A qualified person has not performed sufficient work or data verification to validate the historical results in accordance with National Instrument 43-101. Although the historical results may not be reliable, the Company nevertheless believes that they provide an indication of the property’s potential and are relevant for any future exploration program.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a rapidly growing North American uranium and lithium exploration company. The Company holds an option to earn up to a 70% interest in 10 prospective uranium properties (with the exception of the Hatchet Lake, where Foremost is able to earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the future of clean energy. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries alongside and in collaboration with Denison through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the option agreement with Denison, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. Please refer to the Company’s most recent filings under its profile on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproves the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

Figures accompanying this announcement are available at:
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https://www.globenewswire.com/NewsRoom/AttachmentNg/4bdf44e7-7b38-4c3d-b24f-0aca9e5c8e8f
https://www.globenewswire.com/NewsRoom/AttachmentNg/12289e28-3989-4fa2-9dc2-7d9f61ccd695